STATEMENT OF INVESTMENTS

Dreyfus Institutional Preferred Money Market Fund

December 31, 2006 (Unaudited)

Negotiable Bank Certificates of Deposit--18.1%	Principal Amount ($)	Value ($)
Alliance & Leicester PLC (London)		
5.31%, 2/12/07	100,000,000	100,000,000
Banca Monte dei Paschi di Siena SpA (Yankee)		
5.31%, 2/5/07	100,000,000	99,999,519
Calyon (Yankee)		
5.32%, 5/21/07	100,000,000	100,000,000
Credit Agricole (London)		
5.31%, 2/12/07	200,000,000	200,000,000
DEPFA BANK PLC (Yankee)		
5.34%, 4/27/07	200,000,000 a	200,000,000
HBOS PLC (London)		
5.32%, 5/21/07	88,000,000	88,000,000
HSH Nordbank AG (Yankee)		
5.32% - 5.34%, 4/27/07 - 5/21/07	300,000,000 a	300,000,000
Landesbank Baden-Wuerttemberg (London)		
5.31%, 2/6/07	150,000,000	150,001,011
Landesbank Hessen-Thueringen Girozentrale (London)		
5.32%, 6/13/07	100,000,000	100,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $1,338,000,530)		**1,338,000,530**
Commercial Paper--54.1%		
Abbey National North America LLC		
5.28%, 1/2/07	100,000,000	99,985,333
Amsterdam Funding Corp.		
5.33%, 5/16/07	100,000,000 a	98,053,750
Atlantic Asset Securitization LLC		
5.32%, 1/2/07	131,796,000 a	131,776,524
Bank of America Corp.		
5.31%, 4/4/07	65,000,000	64,131,367
Beethoven Funding Corp.		
5.34%, 2/16/07	44,337,000 a	44,037,023
Calyon North America Inc.		
5.30%, 3/6/07	49,000,000	48,544,409
Cancara Asset Securitisation Ltd.		
5.34%, 3/20/07	64,333,000 a	63,598,424
CIESCO LLC		
5.31%, 2/5/07	100,000,000 a	99,492,986
Citigroup Funding Inc.		
5.33%, 2/16/07	250,000,000	248,319,722
Concord Minutemen Capital Co. LLC		
5.32%, 2/6/07	101,834,000 a	101,301,917
Cullinan Finance Ltd.		
5.30% - 5.34%, 2/6/07 - 3/21/07	99,687,000 a	99,037,349
DEPFA BANK PLC		
5.34%, 4/30/07	150,000,000 a	147,421,667
Deutsche Bank Financial LLC		

5.25%, 1/2/07	200,000,000	199,970,833
FCAR Owner Trust, Ser. I		
5.30%, 3/5/07	123,000,000	121,874,243
FCAR Owner Trust, Ser. II		
5.34%, 3/19/07	35,250,000	34,852,664
General Electric Capital Corp.		
5.31%, 2/20/07	300,000,000	297,816,667
General Electric Capital Services Inc.		
5.31%, 2/20/07	100,000,000	99,272,222
Greenwich Capital Holdings Inc.		
5.30%, 1/2/07	200,000,000	199,970,556
Harrier Finance Funding Ltd.		
5.34%, 3/21/07	155,000,000 a	153,207,468
HBOS Treasury Services PLC		
5.30%, 3/5/07	104,950,000	103,989,445
Intesa Funding LLC		
5.28%, 1/2/07	256,155,000	256,117,431
Nordea North America Inc.		
5.34%, 4/26/07	50,000,000	49,169,444
Raiffeisen Zentralbank Oesterreich		
5.32% - 5.39%, 3/14/07 - 4/4/07	174,415,000	172,368,203
Sheffield Receivables Corp.		
5.32%, 1/12/07	113,350,000 a	113,168,514
Sigma Finance Inc.		
5.30% - 5.32%, 2/22/07 - 4/4/07	325,000,000 a	322,045,566
Societe Generale N.A. Inc.		
5.29%, 3/5/07	53,500,000	53,010,809
Solitaire Funding Ltd.		
5.30% - 5.33%, 2/28/07 - 3/16/07	360,000,000 a	356,826,517
WestpacTrust Securities NZ Ltd.		
5.30%, 3/15/07	108,310,000 a	107,162,441
Windmill Funding Corp.		
5.31%, 1/25/07	125,000,000 a	124,564,583
Total Commercial Paper		
(cost $4,011,088,077)		**4,011,088,077**

Corporate Notes--6.1%

Fifth Third Bancorp		
5.33%, 1/23/07	200,000,000 a,b	200,000,000
Links Finance LLC		
5.34%, 10/16/07	100,000,000 a,b	99,992,110
Morgan Stanley		
5.37%, 1/3/07	150,000,000 b	150,000,000
Total Corporate Notes		
(cost $449,992,110)		**449,992,110**

Time Deposits--20.5%

Branch Banking & Trust Co. (Grand Cayman)		
5.00%, 1/2/07	300,000,000	300,000,000
National City Bank, Cleveland, OH (Grand Cayman)		
5.00%, 1/2/07	300,000,000	300,000,000
Societe Generale (Grand Cayman)		
5.25%, 1/2/07	250,000,000	250,000,000
SunTrust Bank (Grand Cayman)		

5.00%, 1/2/07	275,000,000	275,000,000
Svenska Handelsbanken (Grand Cayman)		
5.13%, 1/2/07	200,000,000	200,000,000
Wells Fargo Bank, NA (Grand Cayman)		
5.00%, 1/2/07	198,000,000	198,000,000
Total Time Deposits		
(cost $1,523,000,000)		**1,523,000,000**

Repurchase Agreements--1.4%

UBS Securities LLC		
5.27%, dated 12/29/06, due 1/2/07 in the amount of		
$100,058,556 (fully collateralized by $44,745,000		
Federal Home Loan Bank System, Bonds, 4.625%-5.875%,		
due 2/18/11-5/3/19, value $44,807,158, $14,565,000		
Federal Home Loan Mortgage Corp., Notes, 0%-3.625%,		
due 2/15/07-7/9/07, value $14,479,967, $29,562,000		
Federal National Mortgage Association, Notes,		
0%-5.50%, due 1/2/07-3/22/10, value $29,562,094 and		
$11,370,000 Tennessee Valley Authority, Notes, 8.25%,		
due 4/15/42, value $13,154,617)		
(cost $100,000,000)	100,000,000	**100,000,000**
Total Investments (cost $7,422,080,717)	**100.2%**	**7,422,080,717**
Liabilities, Less Cash and Receivables	**(.2%)**	**(15,111,018)**
Net Assets	**100.0%**	**7,406,969,699**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
     transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2006, these securities
     amounted to $2,761,686,839 or 37.3% of net assets.

b   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual
reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Institutional Preferred Plus Money Market Fund
December 31, 2006 (Unaudited)

Negotiable Bank Certificates of Deposit--10.2%	Principal Amount ($)	Value ($)
Chase Bank USA NA		
5.29%, 1/30/07	25,000,000	25,000,000
Mizuho Corporate Bank Ltd. (Yankee)		
5.30%, 1/18/07	25,000,000	25,000,000
Royal Bank of Scotland PLC (Yankee)		
5.28%, 1/16/07	25,000,000	25,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $75,000,000)		**75,000,000**
Commercial Paper--20.3%		
Abbey National North America LLC		
5.28%, 1/2/07	25,000,000	24,996,333
BNP Paribas Finance Inc.		
5.30%, 1/2/07	25,000,000	24,996,320
Danske Corp., Delaware		
5.29%, 1/29/07	25,000,000	24,897,528
Deutsche Bank Financial LLC		
5.25%, 1/2/07	25,000,000	24,996,354
Nordea North America Inc.		
5.30%, 1/31/07	25,000,000	24,890,208
Swedbank Mortgage AB		
5.31%, 1/24/07	25,000,000	24,915,507
Total Commercial Paper		
(cost $149,692,250)		**149,692,250**
U.S. Government Agencies--7.8%		
Federal Home Loan Bank System		
4.80%, 1/2/07		
(cost $57,692,307)	57,700,000	**57,692,307**
Time Deposits--5.3%		
State Street Bank and Trust Co., Boston, MA (Grand Cayman)		
5.12%, 1/2/07		
(cost $39,000,000)	39,000,000	**39,000,000**
Repurchase Agreements--56.8%		
Banc of America Securities LLC		
5.25%, dated 12/29/06, due 1/2/07 in the amount of		
$70,040,833 (fully collateralized by $47,260,000		
Federal Home Loan Bank System, Bonds, 3.875%-		
4.875%, due 12/14/12-12/13/13, value $46,032,367,		
$310,000 Federal Home Loan Mortgage Corp., Notes,		
4.75%, due 1/19/16, value $311,798 and $23,450,000		
Federal National Mortgage Association, Notes, 6.25%,		
due 2/1/11, value $25,056,429)	70,000,000	70,000,000
Barclays Financial LLC		
5.27%, dated 12/29/06, due 1/2/07 in the amount of		
$70,040,989 (fully collateralized by $71,443,000		
Federal Home Loan Bank System, Discount Notes, 0%,		
due 1/2/07, value $71,400,134)	70,000,000	70,000,000
Citigroup Global Markets Holdings Inc.		

5.25%, dated 12/29/06, due 1/2/07 in the amount of $70,040,833 (fully collateralized by $69,771,000 Federal National Mortgage Association, Notes, 4.75%, due 1/2/07, value $71,400,444)	70,000,000	70,000,000
Goldman, Sachs & Co.		
5.25%, dated 12/29/06, due 1/2/07 in the amount of $70,040,833 (fully collateralized by $67,420,000 Federal Home Loan Bank System, Bonds, 0%- 5.08%, due 2/27/12-3/15/13, value $65,357,486 and $6,060,000 Federal National Mortgage Association, Notes, 5.125%, due 12/18/09, value $6,043,008)	70,000,000	70,000,000
Morgan Stanley		
5.25%, dated 12/29/06, due 1/2/07 in the amount of $70,040,833 (fully collateralized by $24,000 Federal Farm Credit System, Bonds, 4.10%-4.125%, due 12/20/07-7/17/09, value $23,856, $13,000 Federal Farm Credit System, Notes, 0%, due 5/25/07, value $12,730, $11,000 Federal Home Loan Mortgage Corp., Bonds, 6.75%, due 9/15/29, value $13,452, $456,000 Federal Home Loan Mortgage Corp., Notes, 0%-6.875%, due 2/15/07-6/5/18, value $456,075, $75,000 Federal National Mortgage Association, Bonds, 3.125%-6.625%, due 1/15/08-11/15/30, value $78,792, $843,000 Federal National Mortgage Association, Notes, 0%-7.25%, due 1/8/07-1/15/30, value $853,934, $41,000 Tennessee Valley Authority, Bonds, 3.375%-7.125%, due 1/15/07-5/1/30, value $49,297, $12,000 Tennessee Valley Authority, Notes, 5.375%, due 4/1/56, value $12,369, $21,273,000 Treasury Inflation Protected Securities, 2.50%-3.375%, due 1/15/12-7/15/16, value $23,020,406, $10,000,000 U.S. Treasury Bonds, 9%, due 11/15/18, value $13,882,792, $18,000,000 U.S. Treasury Notes, 4.875%, due 10/31/08, value $18,155,618 and $40,944,000 U.S. Treasury Strips, due 11/15/27, value $14,841,791)	70,000,000	70,000,000
UBS Securities LLC		
5.27%, dated 12/29/06, due 1/2/07 in the amount of $70,040,989 (fully collateralized by $24,175,000 Federal Home Loan Bank System, Bonds, 3.375%-5.75%, due 7/21/08-9/7/11, value $24,248,612, $24,383,000 Federal Home Loan Mortgage Corp., Notes, 0%-5.875%, due 7/9/07-2/22/16, value $24,551,862, $12,615,000 Federal National Mortgage Association, Notes, 5.17%, due 2/23/09, value $12,827,499 and $12,417,000 Federal National Mortgage Association, Strips, due 1/15/12, value $9,776,153)	70,000,000	70,000,000
Total Repurchase Agreements		
(cost $420,000,000)		**420,000,000**
Total Investments (cost $741,384,557)	**100.4%**	**741,384,557**
Liabilities, Less Cash and Receivables	**(.4%)**	**(3,299,805)**
Net Assets	**100.0%**	**738,084,752**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.